UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

PEPSIAMERICAS, INC.

(Name of the Issuer)

PEPSICO, INC.

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

PEPSIAMERICAS, INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

71343P200

(CUSIP Number of Class of Securities)

Thomas H. Tamoney, Jr. Senior Vice President, Deputy General Counsel and Assistant Secretary PepsiCo, Inc. 700 Anderson Hill Road Purchase, New York 10577 (914) 253-3623	Alexander H. Ware Executive Vice President and Chief Financial Officer PepsiAmericas, Inc. 4000 RBC Plaza 60 South Sixth Street Minneapolis, Minnesota 55402 (612) 661-4000

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

Copies to:
George R. Bason, Jr. Marc O. Williams Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 (212) 450-4000	Brian D. Wenger Brett D. Anderson Briggs and Morgan, P.A. 2200 IDS Center 80 South Eighth Street Minneapolis, Minnesota 55402 (612) 977-8400	James C. Morphy Audra D. Cohen Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☒	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if this is a final amendment reporting the results of the transaction. ☐

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$2,633,807,796	$146,967

(1)

Calculated solely for purposes of determining the filing fee. The transaction value is calculated based on the sum of (i)(x) $28.50 multiplied by (y) the maximum number of shares of outstanding common stock of PepsiAmericas, Inc. (“PAS”) and PAS restricted stock awards representing shares of PAS common stock exchangeable in the merger by stockholders other than PepsiCo or any of its subsidiaries multiplied by 50% (the portion of such shares that will be converted into the right to receive the cash consideration), (ii)(x) the average of the high and low sales prices of PAS common stock on The New York Stock Exchange on September 28, 2009 of $28.665 (the “Market Value”) multiplied by (y) the maximum number of shares of outstanding PAS common stock and PAS restricted stock awards representing shares of PAS common stock exchangeable in the merger by stockholders other than PepsiCo or any of its subsidiaries multiplied by 50% (the portion of such shares that will be converted into the right to receive the stock consideration) and (iii)(x) the Market Value multiplied by (y) the number of outstanding shares of PAS common stock held by certain subsidiaries of PepsiCo exchangeable in the merger.

(2)	Calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Fee Advisory #5 for Fiscal Year 2009, by multiplying the transaction value calculated in accordance with (1) above of $2,633,807,796 by 0.0000558.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $89,965

Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-162260).

Filing Party: PepsiCo, Inc.

Date Filed: October 1, 2009

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934 (the “Exchange Act”), and Rule 13e-3 thereunder, by PepsiAmericas, Inc., a Delaware corporation (“PAS” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby), PepsiCo, Inc., a North Carolina corporation (“PepsiCo”), and Pepsi-Cola Metropolitan Bottling Company, Inc., a New Jersey corporation and a wholly owned subsidiary of PepsiCo, Inc. (“Metro” and, together with PAS and PepsiCo, the “Filing Persons”).

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of August 3, 2009, as it may be amended from time to time (the “Merger Agreement”), among PAS, PepsiCo and Metro. Pursuant to the Merger Agreement, PAS will merge with and into Metro, with Metro continuing as the surviving corporation and a wholly owned subsidiary of PepsiCo (the “Merger”). As of the effective time of the Merger, holders of PAS outstanding common stock (other than PepsiCo and its subsidiaries and any stockholders who properly exercise and perfect their appraisal rights under Delaware law) will have the right to receive, at their election, either 0.5022 shares of PepsiCo common stock or $28.50 in cash, without interest, per share of PAS common stock, subject to proration provisions which provide that an aggregate 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive PepsiCo common stock and an aggregate 50% of the outstanding shares of PAS common stock not held by PepsiCo or any of its subsidiaries will be converted into the right to receive cash. Subject to the proration provisions described in the preceding sentence, each share with respect to which a valid cash election is not made will be converted into the right to receive 0.5022 shares of PepsiCo common stock at the effective time of the Merger. Shares of PAS common stock held by PepsiCo and Metro will be cancelled and shares held by subsidiaries of PepsiCo (other than Metro) will be converted into the right to receive 0.5022 shares of PepsiCo common stock at the effective time of the Merger.

Concurrently with the filing of this Transaction Statement, PepsiCo is filing with the SEC a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of PAS and PepsiCo relating to the special meeting of the stockholders of PAS, at which stockholders of PAS will be asked to consider and vote upon the proposal to adopt the Merger Agreement.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the preliminary proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the preliminary proxy statement/prospectus, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the preliminary proxy statement/prospectus and the appendices thereto. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any Filing Person has been provided by such Filing Person and no Filing Person takes responsibility for the accuracy of any information not supplied by such Filing Person.

Item 1: Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary”

Item 2: Subject Company Information.

Item 1002 of Regulation M-A:

(a) Name and Address. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Information about PepsiCo, Metro and PAS”

•	“The Companies—PAS”

(b) Securities. The information set forth in the preliminary proxy statement/prospectus under the following caption is incorporated herein by reference:

•	“PAS’ Special Meeting of Stockholders—Record Date; Shares Entitled to Vote; Quorum”

(c) Trading Market and Price. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Share Information and Dividends”

•	“Summary—Comparative Stock Prices and Dividends”

•	“Special Factors—Effects of the Merger on PAS—Public Stockholders”

•	“Special Factors—Effects of the Merger on PAS—Stock Exchange Delisting and Deregistration”

(d) Dividends. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Share Information and Dividends”

•	“Summary—Comparative Stock Prices and Dividends”

•	“Special Factors—Effects of the Merger on PAS—Public Stockholders”

•	“Special Factors—Plans for PAS”

(e) Prior Public Offerings. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Certain Information Concerning PepsiCo and Metro—Prior Public Offerings”

•	“Certain Information Concerning PAS—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Interest of Certain Persons in the Merger—PepsiCo and Metro”

•	“Certain Information Concerning PAS—Purchase of Equity Securities”

Item 3: Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a) – (c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. PepsiCo and Metro are affiliates of PAS because PepsiCo and certain of its subsidiaries (including Metro) collectively own approximately 43.4% of the outstanding shares of PAS common stock. PAS is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby.

The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Information about PepsiCo, Metro and PAS”

•	“The Companies”

•	“Directors and Executive Officers of PepsiCo and Metro”

•	“Directors and Executive Officers of PAS”

•	“Certain Information Concerning PepsiCo and Metro—Information Regarding Directors and Executive Officers”

•	“Certain Information Concerning PAS—Information Regarding Directors and Executive Officers”

Item 4: Terms of the Transaction.

Item 1004 of Regulation M-A:

(a) Material Terms.

(1) Tender offers. Not applicable.

(2) Mergers or Similar Transactions. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary”

•	“Special Factors”

•	“The Merger Agreement”

•	“Special Meeting of Stockholders of PAS—Vote Required; Abstentions and Broker Non-Votes”

•	“Comparative Rights of Stockholders”

•	Appendix A— Agreement and Plan of Merger

(c) Different Terms. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“The Merger Agreement—Merger Consideration”

•	“The Merger Agreement—Election Procedure”

•	“The Merger Agreement—Proration”

•	“Interests of Certain Persons in the Merger”

(d) Appraisal Rights. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Merger”

•	“Summary—Appraisal Rights”

•	“Special Meeting of Stockholders of PAS—Appraisal Rights”

•	“Special Factors—Appraisal Rights”

•	Appendix C—Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the preliminary proxy statement/prospectus under the following caption is incorporated herein by reference:

•	“Provisions For Unaffiliated Stockholders”

•	“Special Factors—Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger”

(f) Eligibility for Listing or Trading. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Listing of PepsiCo Stock”

•	“The Merger Agreement—Merger Consideration”

•	“The Merger Agreement—Stock Market Listing”

•	“Description Of PepsiCo Capital Stock—Stock Exchange Listing”

Item 5: Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a) Transactions. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Interests of Certain Persons in the Merger”

•	“Related Party Transactions”

•	“Security Ownership of Certain Beneficial Owners and Management of PAS”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Interests of Certain Persons in the Merger”

•	Appendix A—Agreement and Plan of Merger

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Merger”

•	“Summary—Special Meeting of PAS’ Stockholders”

•	“Interests of Certain Persons in the Merger”

•	“Related Party Transactions—Second Amended and Restated Shareholder Agreement between PepsiCo and PAS”

•	Appendix A—Agreement and Plan of Merger

Item 6: Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A

(b) – (c) Use of Securities Acquired; Plans. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary”

•	“Special Factors—Background of the Merger”

•	“Special Factors—PepsiCo’s Reasons for, and Purpose of, the Merger”

•	“Special Factors—Effects of the Merger on PAS”

•	“Special Factors—Plans for PAS”

•	“The Merger Agreement—Structure of the Merger”

•	Appendix A—Agreement and Plan of Merger

Item 7: Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction.

Item 1013 of Regulation M-A:

(a) – (c) Purposes; Alternatives; Reasons. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—PAS’ Board of Directors Recommends Stockholder Approval of the Merger”

•	“Summary—PAS’ Reasons for the Merger”

•	“Summary—PepsiCo’s Reasons for the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger”

•	“Special Factors—PepsiCo’s Reasons for, and Purpose of, the Merger”

(d) Effects. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary—Material United States Federal Income Tax Consequences”

•	“Summary—PAS Must Pay PepsiCo a Termination Fee under Certain Circumstances”

•	“Summary—Effect of the Merger on the Rights of PAS Stockholders”

•	“Special Factors—Effects of the Merger on PAS”

•	“Special Factors—Material United States Federal Income Tax Consequences”

•	“The Merger Agreement”

•	“Comparative Rights of Stockholders”

•	Appendix A—Agreement and Plan of Merger

Item 8: Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a) – (b) Fairness; Factors Considered in Determining Fairness. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—PAS’ Board of Directors Recommends Stockholder Approval of the Merger”

•	“Summary—PAS’ Reasons for the Merger”

•	“Summary—PepsiCo’s Reasons for the Merger”

•	“Summary—Opinion of PAS’ Financial Advisor”

•	“Special Factors—Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger”

•	“Special Factors—Opinion of PAS’ Financial Advisor”

•	“Special Factors—PepsiCo’s Reasons for, and Purpose of, the Merger”

•	Appendix B—Opinion of Goldman, Sachs & Co.

(c) Approval of Security Holders. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary—Special Meeting of PAS Stockholders”

•	“Summary—PAS’ Board of Directors Recommends Stockholder Approval of the Merger”

•	“Summary—No PepsiCo Stockholder Approval”

•	“Summary—Completion of the Merger Is Subject to Certain Conditions”

•	“Special Meeting of Stockholders of PAS—Vote Required; Abstentions and Broker Non-Votes”

(d) – (e) Unaffiliated Representative; Approval of Directors. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary—PAS’ Board of Directors Recommends Stockholder Approval of the Merger”

•	“Special Factors— Background of the Merger”

•	“Special Factors—Opinion of PAS’ Financial Advisor”

•	“Special Meeting of Stockholders of PAS—Board of Directors Recommendation”

•	“Special Factors—Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger”

•	Appendix B—Opinion of Goldman, Sachs & Co.

(f) Other Offers. None.

Item 9: Reports, Opinions, Appraisals, and Negotiations.

Item 1015 of Regulation M-A:

(a) – (b) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion, or Appraisal. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Opinion of PAS’ Financial Advisor”

•	“Summary—Opinion of PepsiCo’s Financial Advisors”

•	“Special Factors—Certain PAS Forecasts”

•	“Special Factors—Opinion of PAS’ Financial Advisor”

•	“Special Factors—Opinion of PepsiCo’s Financial Advisors”

•	Appendix B—Opinion of Goldman, Sachs & Co.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of PepsiCo or PAS, as applicable, during their regular business hours by any interested holder of common stock of PAS, and copies may be obtained by requesting them in writing or by telephone from PepsiCo or PAS, as applicable, at the addresses provided under the caption “Additional Information” in the preliminary proxy statement/prospectus, which is incorporated herein by reference.

Item 10: Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a) – (b) Sources of Funds; Conditions. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Financing”

•	“Special Factors—Financing of the Merger”

(c) Expenses. The information set forth in the preliminary proxy statement/prospectus under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses Relating to the Merger”

•	“Special Meeting of Stockholders of PAS—Solicitation of Proxies and Expenses”

(d) Borrowed Funds. The information set forth in the preliminary proxy statement/prospectus under the following caption is incorporated herein by reference:

•	“Special Factors—Financing of the Merger”

Item 11: Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a) – (b) Securities Ownership; Securities Transactions. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Interests of Certain Persons in the Merger”

•	“Special Meeting of Stockholders of PAS—Shares Held by PAS’ Directors and Executive Officers”

•	“Security Ownership of Certain Beneficial Owners and Management of PAS”

•	“Certain Information Concerning PAS—Purchase of Equity Securities”

Item 12: The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d) – (e) Intent to Tender or Vote in a Going-Private Transaction; Recommendations of Others. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Questions and Answers About the Merger”

•	“Summary—PAS’ Board of Directors Recommends Stockholder Approval of the Merger”

•	“Summary—PAS’ Reasons for the Merger”

•	“Summary—PAS’ Officers and Directors Have Some Interests in the Merger That Are Different than or in Addition to Their Interests as Stockholders”

•	“Special Meeting of Stockholders of PAS—Shares Held by PAS’ Directors and Executive Officers”

•	“Special Meeting of Stockholders of PAS—PAS’ Board of Directors Recommendation”

•	“Special Factors—Recommendation of PAS’ Transactions Committee and PAS’ Board of Directors as to Fairness of the Merger”

•	“Interests of Certain Persons in the Merger”

Item 13: Financial Statements.

Item 1010 of Regulation M-A:

(a) – (b) Financial Information; Pro Forma Information. The information contained in the Consolidated Financial Statements included in PAS’ Annual Report on Form 10-K for the fiscal year ended January 3, 2009, Current Report on Form 8-K dated September 18, 2009 and Quarterly Reports on Form 10-Q for the quarters ended April 4, 2009 and July 4, 2009 are each incorporated herein by reference.

The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Summary—Selected Consolidated Financial Data of PAS”

•	“Summary—Selected Unaudited Pro Forma Condensed Combined Financial Information”

•	“Summary—Comparative Per Share Data”

•	“Unaudited Pro Forma Condensed Combined Financial Information”

•	“Where You Can Find More Information”

Item 14: Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a) – (b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the preliminary proxy statement/prospectus under the following captions is incorporated herein by reference:

•	“Special Meeting of Stockholders of PAS—Solicitation of Proxies and Expenses”

•	“Special Factors—Recommendation of PAS’ Transactions Committee and Board of Directors as to Fairness of the Merger”

•	“Interests of Certain Persons in the Merger”

Item 15: Additional Information.

Item 1011(b) of Regulation M-A:

(b) Other Material Information. The information set forth in the preliminary proxy statement/prospectus, including all appendices thereto, is incorporated in its entirety herein by this reference.

Item 16: Exhibits.

Exhibit Number	Description
(a)(i)	The preliminary proxy statement/prospectus of PepsiCo, Inc. and PepsiAmericas, Inc. as filed with the SEC on Form S-4 by PepsiCo on October 1, 2009, incorporated herein by reference

(a)(ii)	Joint Press Release issued by PepsiCo, Inc., The Pepsi Bottling Group, Inc. and PepsiAmericas, Inc., dated August 4, 2009, incorporated herein by reference to Exhibit 99.1 to PepsiCo, Inc.’s Current Report on Form 8-K filed August 4, 2009

(b)	Commitment Letter among Bank of America, N.A., Banc of America Securities LLC, affiliates of Citigroup Global Markets Inc. and PepsiCo, Inc., dated August 3, 2009, incorporated herein by reference to Exhibit 99.2 to PepsiCo, Inc.’s Current Report on Form 8-K filed August 4, 2009

(c)(i)	Fairness Opinion of Goldman, Sachs & Co. dated as of August 3, 2009, incorporated herein by reference to Appendix B of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

(c)(ii)	Fairness Opinion of Centerview Partners LLC dated August 3, 2009, incorporated herein by reference to Exhibit (c)(1) of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

(c)(iii)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated August 3, 2009, incorporated herein by reference to Exhibit (c)(2) of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

(c)(iv)	January 4, 2009 Presentation to PepsiCo, Inc.’s Board of Directors, incorporated herein by reference to Exhibit (c)(3) of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

(c)(v)	April 19, 2009 Presentation to PepsiCo, Inc.’s Board of Directors, incorporated herein by reference to Exhibit (c)(4) of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

(c)(vi)	August 3, 2009 Presentation to PepsiCo, Inc.’s Board of Directors, incorporated herein by reference to Exhibit (c)(5) of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

(c)(vii)	April 28, 2009 Discussion Materials of the Transactions Committee of the Board of Directors of PepsiAmericas, Inc., incorporated herein by reference to Exhibit (c)(6) of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

(c)(viii)	May 18, 2009 Discussion Materials of the Transactions Committee of the Board of Directors of PepsiAmericas, Inc., incorporated herein by reference to Exhibit (c)(7) of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

(c)(ix)	August 4, 2009 Discussion Materials of the Board of Directors and the Transactions Committee of the Board of Directors of PepsiAmericas, Inc., incorporated herein by reference to Exhibit (c)(8) of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

(d)(i)	Rights Agreement dated as of May 20, 1999, between Whitman Corporation and First Chicago Trust Company of New York, as Rights Agent (incorporated by reference to PepsiAmericas, Inc.’s Registration Statement on Form 8-A filed with the SEC on May 25, 1999)

(d)(ii)	Amendment to Rights Agreement, dated as of August 18, 2000, between Whitman Corporation and First Chicago Trust Company of New York (incorporated by reference to Exhibit 4.4 to PepsiAmericas, Inc.’s Registration Statement on Form S-4 (No. 333-46368) filed with the SEC on September 22, 2000)

(d)(iii)	Appointment of Successor Rights Agent, dated as of September 9, 2002 (incorporated by reference to PepsiAmericas, Inc.’s Annual Report on Form 10-K (File No. (001-15019) filed with the SEC on March 28, 2003)

(d)(iv)	Amendment No. 2 to Rights Agreement, dated as of May 7, 2009, by and between PepsiAmericas, Inc. and Wells Fargo Bank, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 of PAS’ Current Report on Form 8-K (File 001-15019) filed with the SEC on May 7, 2009)

(d)(v)	Second Amended and Restated Shareholder Agreement by and between PepsiAmericas, Inc. and PepsiCo, Inc., dated September 6, 2005 (incorporated by reference to PepsiAmericas, Inc.’s Current Report on Form 8-K (File No. 001-15019) filed with the SEC on September 7, 2005)

(d)(vi)	Amended and Restated Shareholder Agreement by and between PepsiAmericas, Inc., Pohlad Companies and Robert C. Pohlad, dated September 6, 2005 (incorporated by reference to PepsiAmericas, Inc.’s Current Report on Form 8-K (File No. 001-15019) filed with the SEC on September 7, 2005)

(d)(vii)	Agreement and Plan of Merger dated as of August 3, 2009 among PepsiAmericas, Inc., PepsiCo, Inc. and Pepsi-Cola Metropolitan Bottling Company, Inc., incorporated by reference to Appendix A to the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009 (the schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K)

(f)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Appendix C of the preliminary proxy statement/prospectus on Form S-4 filed by PepsiCo, Inc. with the SEC on October 1, 2009

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2009

PEPSICO, INC.

By:	/s/ Indra K. Nooyi
	Name:	Indra K. Nooyi
	Title:	Chairman of the Board and Chief Executive Officer

Dated: October 1, 2009

PEPSI-COLA METROPOLITAN BOTTLING COMPANY, INC.

By:	/s/ Thomas H. Tamoney
	Name:	Thomas H. Tamoney
	Title:	Vice President and Secretary

Dated: October 1, 2009

PEPSIAMERICAS, INC.

By:	/s/ Alexander H. Ware
	Name:	Alexander H. Ware
	Title:	Executive Vice President and Chief Financial Officer